SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                              Kairos Holdings, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   483006 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)

       Ellen Salisbury, G. P. 7658 Municipal Dr., Orlando, Florida 32819
                                   407 3704300
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 2, 2005
-------------------------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 483006 10 2
--------------------------------------------------------------------------------
      (1)   Names of Reporting Persons.
            I.R.S. Identification Nos. of Above Persons (entities only).

            KMA Capital Partners, Ltd. (030531072) and Ellen Salisbury, G. P.
--------------------------------------------------------------------------------
      (2)   Check the Appropriate Box if a Member of a Group
                                                                  (a) |X|
                                                                  (b) |_|
--------------------------------------------------------------------------------
      (3)   SEC Use Only

--------------------------------------------------------------------------------
      (4)   Source of Funds (See instructions)

            WC and OO
--------------------------------------------------------------------------------
      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                  |_|
--------------------------------------------------------------------------------
      (6)   Citizenship or Place of Organization

            U.S.
--------------------------------------------------------------------------------
 Number of        (7)   Sole Voting Power                KMA            100%
Shares Bene-            --------------------------------------------------------
  ficially        (8)   Shared Voting Power
 Owned by               --------------------------------------------------------
Each Report-      (9)   Sole Dispositive Power
 ing Person             --------------------------------------------------------
   With           (10)  Shared Dispositive Power
--------------------------------------------------------------------------------
      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            1,135,750
--------------------------------------------------------------------------------
      (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                  |_|
-------------------------------------------------------------------------------
      (13)  Percent of Class Represented by Amount in Row (11)

            54.09%
-------------------------------------------------------------------------------
      (14)  Type of Reporting Person (See Instructions)

            PN
----------

(1)   Includes warrants

(2) Based on information provided by Issuer Kairos Holdings, Inc. Issuer had 2,099,709 shares of common stock outstanding as of August 2, 2005.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $.0001 par value, of Kairos Holdings, Inc., a Nevada corporation ("Issuer"). The address of the principal executive offices of Issuer is 7658 Municipal Drive, Orlando, Florida 32819.

ITEM 2. IDENTITY AND BACKGROUND

The person filing this statement is KMA Capital Partners, Ltd. KMA Capital Partners, Ltd. is a Florida Limited Partnership. The address of 7658 Municipal Dr. Orlando, Florida 32819. KMA Capital Partners, Ltd. is a financial services firm.

During the last five years, KMA Capital Partners, Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, KMA Capital Partners, Ltd. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of all funds used for the purchase of the securities identified herein was other consideration.

ITEM 4. PURPOSE OF TRANSACTION

The securities identified herein have been acquired by KMA Capital Partners, Ltd. solely for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) KMA Capital Partners, Ltd. beneficially owns 1,135,750 shares of common stock of Issuer representing 54.09% of Issuer's outstanding shares of common stock.

      (b) KMA Capital Partners, Ltd. has the sole power to vote and dispose of 1,135,7500 of the shares of common stock identified in paragraph (a) of this
Item 5.

      (c) During the past 60 days, KMA Capital Partners, Ltd. has acquired the following shares of common stock of Issuer:

             Date              Shares     Price Per Share
             ----              ------     ---------------

      see attached schedule

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by KMA Capital Partners, Ltd.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      Purchase schedule

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2 2005


                                                /s/ Ellen M. Salisbury
                                                --------------------------------